SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

184499101

(CUSIP Number)

Patrice Yermia

General Counsel, Marketing & Services

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 2 of 7 Pages

(1)	Name of reporting person TOTAL S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization France

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 67,443,954[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 50,856,296

(11)	Aggregate amount beneficially owned by each reporting person 67,443,954
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.2%[2]

[1]	Constitutes (i) 50,856,296 shares of Common Stock that were purchased by Total Marketing Services S.A. (a direct wholly owned subsidiary of TOTAL S.A.) (“Purchaser,” and together with TOTAL S.A., the “Reporting Persons”) pursuant to a Stock Purchase Agreement, dated May 9, 2018, between Purchaser and Clean Energy Fuels Corp. (the “Issuer”) and (ii) 16,587,658 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer’s directors and officers (the “Voting Agreement”), in favor of Purchaser, as more fully described herein. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. All capitalized terms used in this Footnote 1 and Footnote 2 not defined in such Footnotes are defined elsewhere in this Amendment No. 1.
[2]	Percentage calculated based on 152,568,887 shares of Common Stock outstanding as of June 10, 2018 plus 50,856,296 shares of Common Stock, which is the number of shares that Purchaser purchased pursuant to the Purchase Agreement.

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 3 of 7 Pages

(14)	Type of reporting person (see instructions) CO

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 4 of 7 Pages

(1)	Name of reporting person Total Marketing Services S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization France

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 67,443,954[3]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 50,856,296

(11)	Aggregate amount beneficially owned by each reporting person 67,443,954
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.2%[4]
(14)	Type of reporting person (see instructions) CO

[3]	See Footnote 1 above.
[4]	See Footnote 2 above.

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 5 of 7 Pages

The Schedule 13D filed on May 18, 2018 (the “Schedule 13D”), by TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total” or “TOTAL S.A.”), and Total Marketing Services S.A., a société anonyme organized under the laws of the Republic of France and a direct wholly owned subsidiary of Total (“Purchaser,” and together with Total, the “Reporting Persons”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D as previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

As more fully described in Item 4, pursuant to the Purchase Agreement (as defined below), on June 13, 2018, the Issuer sold and issued, and Purchaser purchased, 50,856,296 shares of Common Stock for an aggregate purchase price of $83,404,325.44. The funds for the payment of the purchase price for such shares of Common Stock were obtained from Purchaser’s general working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following.

As described in the Schedule 13D, on May 9, 2018, the Issuer and Purchaser entered into a stock purchase agreement (the “Purchase Agreement”) pursuant to which the Issuer agreed to sell and issue, and Purchaser agreed to purchase, in a private placement, up to 50,856,296 shares of Common Stock at a purchase price of $1.64 per share ($83,404,325.44 in the aggregate), which price was determined based on the volume-weighted average price for Common Stock between March 23, 2018 and May 3, 2018. The issuance of the shares of Common Stock was approved by the Issuer’s stockholders at the Issuer’s 2018 annual meeting of stockholders held on Friday, June 8, 2018. This Amendment No. 1 discloses Purchaser’s purchase of such shares of Common Stock, the closing of which occurred on June 13, 2018. Concurrently with the closing of the transactions contemplated by the Purchase Agreement, Purchaser entered into a registration rights agreement with the Issuer as described below (the “Registration Rights Agreement”) in the form attached as Exhibit 99.4 to the Schedule 13D.

The description of the Purchase Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 99.3 to the Schedule 13D and incorporated herein by reference.

As previously disclosed in the Schedule 13D, on May 9, 2018, Purchaser entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and all of the Issuer’s directors and officers (the “Voting Agreement Parties”). Pursuant to the terms of the Voting Agreement, among other voting requirements specific to certain matters voted on at the Issuer’s 2018 annual meeting of stockholders, each Voting Agreement Party is required to vote all shares of Common Stock presently or hereafter owned or controlled by such Voting Agreement Party, in any vote of the Issuer’s stockholders that may be held from time to time, in favor of the election of the individuals to be designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement, as described in the Schedule 13D. Additionally, pursuant to the terms of the Voting Agreement, each of the Voting Agreement Parties has irrevocably appointed Purchaser as such Voting Agreement Party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) all such shares of Common Stock in favor of such matters. As stated in the Schedule 13D, as of April 10, 2018, an aggregate of 16,587,658 shares of Common Stock, representing 10.9% of the aggregate outstanding shares of Common Stock as of such date, were owned or controlled by the Voting Agreement Parties and subject to the Voting Agreement, as increased or decreased after such date. As Purchaser still maintains the right to represent and vote (or consent, if applicable) such shares of Common Stock in accordance with the Voting Agreement, this Amendment No. 1 also discloses Purchaser’s right to vote the shares of Common Stock that are subject to the Voting Agreement.

The description of the Voting Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.2 to the Schedule 13D and incorporated herein by reference.

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 67,443,954 shares of Common Stock that have either been purchased by Purchaser pursuant to the Purchase Agreement or are subject to the Voting Agreement, collectively constituting, 33.2% of the issued and outstanding shares of Common Stock as of June 10, 2018. The Reporting Persons have the shared power to vote or direct the vote of the 67,443,954 shares of Common Stock that have either been purchased by Purchaser pursuant to the Purchase Agreement or are subject to the Voting Agreement and the shared power to dispose or direct the disposition of the 50,856,296 shares of Common Stock that have been purchased by Purchaser pursuant to the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owners of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(c) Except as disclosed in Item 4 of this Amendment No. 1, neither the Reporting Persons nor, to the Reporting Person’s knowledge, any of the persons listed on Schedule A to the Schedule 13D have effected any transaction in the shares of Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Registration Rights Agreement

On June 13, 2018, the Issuer and Purchaser entered into the Registration Rights Agreement in the form attached as Exhibit 99.4 to the Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented with the following.

99.1	Joint Filing Agreement*

99.2	Voting Agreement, dated May 9, 2018, among Clean Energy Fuels Corp., Total Marketing Services S.A. and the directors and officers of Clean Energy Fuels Corp. signatory thereto, incorporated herein by reference to Exhibit 10.126 to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2018.

99.3	Stock Purchase Agreement, dated May 9, 2018, between Clean Energy Fuels Corp. and Total Marketing Services S.A., incorporated herein by reference to Exhibit 10.125 to the Quarterly Report on Form 10-Q filed by Issuer on May 10, 2018.

99.4	Form of Registration Rights Agreement, entered into between Clean Energy Fuels Corp. and Total Marketing Services S.A. on June 13, 2018 pursuant to the Stock Purchase Agreement, incorporated herein by reference to Exhibit 10.127 to the Quarterly Report on Form 10-Q field by the Issuer on May 10, 2018.

*	As previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 18, 2018.

CUSIP No. 184499101	SCHEDULE 13D (AMENDMENT NO. 1)	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2018

TOTAL S.A.

By:	/s/ Antoine Larenaudie
Name:	Antoine Larenaudie
Title:	Group Treasurer

TOTAL MARKETING SERVICES S.A.

By:	/s/ Philippe Montantême
Name:	Philippe Montantême
Title:	Senior Vice President Strategy Marketing & Research